Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

COCA-COLA HELLENIC BOTTLING COMPANY S.A. ANNOUNCES RESPONSE TO PROPOSED VOLUNTARY SHARE EXCHANGE OFFER BY COCA-COLA HBC AG TO ACQUIRE THE ORDINARY REGISTERED SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. AND TO ESTABLISH A PREMIUM LISTING OF THE COCA-COLA HELLENIC GROUP ON THE LONDON STOCK EXCHANGE

OPINION OF THE BOARD OF DIRECTORS OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ON THE VOLUNTARY SHARE EXCHANGE OFFER OF COCA-COLA HBC AG

11 October 2012

•                  The Coca-Cola Hellenic Board of Directors supports the voluntary share exchange offer of Coca-Cola HBC AG shares for Coca-Cola Hellenic shares.

•                  The proposed offer will facilitate a primary listing of the Coca-Cola Hellenic Group in the premium segment of the London Stock Exchange and its potential inclusion in the FTSE 100, under a new Swiss holding company.

•                  A NYSE listing will be established through Coca-Cola HBC AG ADSs and Coca-Cola HBC AG will apply for a parallel listing on the ATHEX.

•                  The Coca-Cola Hellenic board believes that the transaction will:

•                  better reflect the international nature of Coca-Cola Hellenic’s business and shareholder base;

•                  enhance liquidity for holders of Coca-Cola HBC AG shares; and

•                  improve the access of the Coca-Cola Hellenic Group to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.

•                  This transaction will have no impact on Coca-Cola Hellenic’s business, strategy and operations.

•                  The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the terms of the bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

Commenting on the Coca-Cola HBC AG announcement, Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, said: “This transaction makes clear business sense. It will benefit our company and our shareholders, and is recommended by our Board. A premium listing on the LSE and potential inclusion in the FTSE 100 reflects the international nature of our business and our shareholder base. It will give us access to the largest pool of international investors, on the most liquid equity market in Europe providing flexibility to fund our future growth on competitive terms. Our Hellenic origins and heritage made the Group the success it is today. We will continue to be proud ambassadors for Greece internationally.”

ATHENS, GREECE — Coca-Cola Hellenic Bottling Company S.A. (ATHEX: EEEK; LSE: CCB; NYSE: CCH) (“Coca-Cola Hellenic”) today announced the support of its board of directors for the voluntary share exchange offer (the “Exchange Offer”) announced by Coca-Cola HBC AG, a newly formed Swiss company (“Coca-Cola HBC AG”), to acquire all outstanding ordinary shares of Coca-Cola Hellenic (each, a “Coca-Cola Hellenic Share”) and all American depositary shares, each representing one Coca-Cola Hellenic Share (each, a “Coca-Cola Hellenic ADS”), which Coca-Cola HBC AG does not hold directly or indirectly, for new ordinary shares of Coca-Cola HBC AG (each, a “Coca-Cola HBC AG Share”) or new American depositary shares, each representing one Coca-Cola HBC AG Share (each, a “Coca-Cola HBC AG ADS”), as applicable, on a one-for-one basis.

Coca-Cola HBC AG has announced that the purpose of the Exchange Offer is to facilitate a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange plc (the “LSE”) and a listing on the New York Stock Exchange (the “NYSE”), under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of the Coca-Cola HBC AG Shares on the Athens Exchange (“ATHEX”), subject to the necessary approvals. The Coca-Cola Hellenic Group will maintain production and distribution of its products in Greece and will continue, after the completion of the transaction, to operate its Group Corporate Service Center in Athens which supports operations in 28 countries.

Recommendation of the Board of Directors of Coca-Cola Hellenic

The board of directors of Coca-Cola Hellenic met to consider and evaluate the terms of the Exchange Offer described in Coca-Cola HBC AG’s announcement and the related voluntary share exchange offer and other documentation, including documents relating to Coca-Cola HBC AG’s financing arrangements for the Exchange Offer and stand-by financing arrangements for the Coca-Cola Hellenic Group.

Following discussion, Coca-Cola Hellenic’s board of directors reached the conclusion that the Exchange Offer is in the best interests of Coca-Cola Hellenic and all of the holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs, in their capacity as such. Coca-Cola Hellenic’s board of directors recommends that the holders of Coca-Cola Hellenic Shares and ADSs tender their shares and ADSs into the Exchange Offer in exchange for Coca-Cola HBC AG Shares and ADSs, as applicable. The board of directors will publish its opinion on the Exchange Offer which will be issued and submitted to the HCMC, on or after the opening of the Exchange Offer for acceptances, as required by the Law. The action of the Coca-Cola Hellenic board of directors was taken by a unanimous vote of those directors present and voting. Messrs. Anastasios P. Leventis, Anastassis G. David and Haralambos K. Leventis, who are Kar-Tess Holding nominees to the board of directors, and Messrs. Irial Finan and John Hunter, who are The Coca-Cola Company nominees to the board of directors, recused themselves from this meeting, and Mr. George A. David, the Chairman of the board of directors, participated in the meeting for purposes of quorum, but abstained from voting on these matters.

In reaching their opinion, the Coca-Cola Hellenic board of directors considered, among other things, the following:

•                  Strategic and financial purpose and rationale for the Exchange Offer: The purpose of the Exchange Offer by Coca-Cola HBC AG is to facilitate a premium listing of the Coca-Cola Hellenic Group on the LSE and a listing on the NYSE, under a new Swiss holding company.  Coca-Cola HBC AG will at the same time apply for a parallel listing of the Coca-Cola HBC AG Shares on the ATHEX, subject to the necessary approvals. This is expected to benefit Coca-Cola HBC AG, its future shareholders, Coca-Cola Hellenic and the Coca-Cola Hellenic Group by:

•                  better reflecting the international nature of Coca-Cola Hellenic’s business and shareholder base by establishing a primary listing of the Coca-Cola Hellenic Group on the largest and most liquid exchange in Europe with the largest number of international listed stocks;

•                  enhancing liquidity for holders of Coca-Cola HBC AG Shares through a premium listing of the Coca-Cola HBC AG Shares on the LSE and facilitating the potential inclusion of Coca-Cola HBC AG Shares in the FTSE 100; and

•                  improving Coca-Cola Hellenic’s access to both the international equity and debt capital markets and increasing its flexibility in raising new funds to support the Coca-Cola Hellenic Group’s future growth.

•                  Continuity of the business and management of the Coca-Cola Hellenic Group: Coca-Cola HBC AG expects that immediately following the completion of the Exchange Offer, the composition of Coca-Cola HBC AG’s board of directors will be consistent with the current composition of Coca-Cola Hellenic’s board of directors.  If the Exchange Offer is completed, Coca-Cola HBC AG also expects to appoint an additional independent non-executive director to its board of directors such that at least half of the board of directors, excluding the Chairman, would consist of independent non-executive directors consistent with the U.K. Corporate Governance Code.  Coca-Cola HBC AG further expects that if the Exchange Offer is completed, the members of the operating committee of Coca-Cola Hellenic will constitute the operating committee of Coca-Cola HBC AG. Coca-Cola HBC AG anticipates that the Exchange Offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic Group’s operations.  The business of the Coca-Cola Hellenic Group is expected to be enhanced by the strategic and financial benefits of the Exchange Offer referred to above.

•                  Terms of the Exchange Offer: The board of directors of Coca-Cola Hellenic noted that the one-for-one exchange ratio of Coca-Cola HBC AG Shares or ADSs to Coca-Cola Hellenic Shares or ADSs, as applicable, is designed to allow the existing Coca-Cola Hellenic shareholders to maintain their investment in the Coca-Cola Hellenic Group in the same proportions (subject to any purchases of Coca-Cola Hellenic Shares for cash pursuant to any Greek compulsory buy-out or sell-out procedure) and participate in the existing value of Coca-Cola Hellenic and the strategic and financial benefits of and the increased liquidity for their investment expected to arise from the transaction.  The Coca-Cola Hellenic board of directors also noted that the Exchange Offer is extended to all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs for their entire holdings of such shares or ADSs, has a minimum acceptance condition of at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights) and, if at the end of the acceptance period for the Exchange Offer, Coca-Cola HBC AG has achieved that acceptance level, Coca-Cola HBC AG will initiate a compulsory buy-out procedure under the Law to acquire all outstanding Coca-Cola Hellenic Shares (including those represented by Coca-Cola Hellenic ADSs) and thus maximize, and permit all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs to participate in the anticipated benefits from the transaction.

•                  Opinion of Jefferies International Limited (“Jefferies”): Coca-Cola Hellenic’s board of directors have received a written opinion from Jefferies that, as at the date of the opinion and on the basis set forth therein, the share consideration to be received by holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs is fair, from a financial point of view, to those holders.

•                  Strong support from Coca-Cola Hellenic stakeholders: Coca-Cola HBC AG has received commitments from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic to tender Coca-Cola Hellenic Shares, which together represent approximately 37.2% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights), in exchange for Coca-Cola HBC AG Shares. These commitments, together with the Coca-Cola Hellenic Shares held by Kar-Tess Holding which has stated that it will tender in the Exchange Offer, represent approximately 60.7% of the total voting rights in Coca-Cola Hellenic (calculated in the same manner), which validates the assessment of the benefits of the transaction by the board of directors, including the independent directors. In addition, The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the terms of the bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

In reaching their conclusions, the board of directors of Coca-Cola Hellenic also considered certain circumstances that could result in the failure to fully achieve the objectives of the Exchange Offer and the benefits sought to be realized thereby, including, among other things, the possibility that holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs may, opt for the cash rather than share consideration in any subsequent Greek compulsory buy-out or sell-out procedure, thus increasing the leverage and reducing the public free float of Coca-Cola HBC AG. In these circumstances, there would be a less liquid market for    Coca-Cola HBC AG Shares than intended to be achieved if all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs tender their shares and ADSs into the Exchange Offer for Coca-Cola HBC AG Shares and Coca-Cola HBC AG ADSs and the public free float requirement for potential FTSE 100 inclusion of Coca-Cola HBC AG might not be met following the transaction, absent additional equity raising by Coca-Cola HBC AG, which could be dilutive to its shareholders. In addition, Coca-Cola HBC AG share ownership by Coca-Cola Hellenic’s current major shareholders may increase on a percentage basis.

Conference Call

Coca-Cola Hellenic will be hosting a conference call today with investors and financial analysts to discuss the Exchange Offer at 15:00 Athens Time (13:00 am London / 08:00 am New York time):

Participants should dial one of the following numbers and quote Coca-Cola Hellenic:

Greek participants please dial US participants please dial UK participants please dial Other Intl’ participants please dial	00800 4413 1378 +1 866 819 7111 0800 953 0329 +44 1452 542 301

The conference call, which will include a presentation by senior management followed by a question and answer session, will last approximately one hour.

Participants can access the presentation via the link below:

https://orangebusinesscomp.webex.com/orangebusinesscomp/j.php?ED=185734952&UID=497199787&RT=MiMyNg%3D%3D

Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available up until and including 25 October 2012

Greece and other international callers please dial US callers please dial UK callers please dial	+44 1452 55 00 00 1866 247 4222 0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at http://www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 25 October 2012.

Enquiries

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +30 210 618 3335 / +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com
Greek media contact: V+O Communications Teti Kanelopoulou	Tel: +30 211 750 1238 email : tk@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 579 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this announcement or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this announcement except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this announcement, unless

Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.